

02007425



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST WESTERN ADVISORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 WEST BROADWAY STE 200
(No. and Street)

SALT LAKE CITY (City) UTAH (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY W. TERAN 801-521-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTYLA McREYNOLDS
(Name – *if individual, state last, first, middle name*)

5872 SOUTH 900 EAST STE 250, SALT LAKE CITY UT 84121
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GARY W. TERAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST WESTERN ADVISORS, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
CHARLEEN M. PERRINE
46 West Broadway, #200
Salt Lake City, UT 84101
My Commission Expires
May 12, 2003
STATE OF UTAH

[signature]
Signature

PRESIDENT
Title

Charleen M. Perrine
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2002

FIRST WESTERN ADVISORS

Independent Auditors' Report
and
Financial Statements

December 31, 2001

CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

OTHER INFORMATION

Mantyla MCREYNOLDS LLC



The CPA. Never Underestimate The Value.SM

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2001, and the related statements of stockholder's equity, income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Advisors at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Mantyla McReynolds

February 22, 2002
Salt Lake City, Utah

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481

FIRST WESTERN ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance, December 31, 2000	$5,000	$1,003,500	($80,000)	$928,500
Cancelled treasury shares		(80,000)	80,000	0
Net Income for the year Ended 12/31/01		83,914		83,914
Balance, December 31, 2001	$5,000	$1,007,414	$0	$1,012,414

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Income
For the Year Ended December 31, 2001

Revenues:	2001
Commissions	$3,985,482
Clearing revenue	406,782
Investment advisory/timing fees	443,440
Interest and dividends	39,847
Net securities losses	(96,561)
Total Revenue	4,778,990
Expenses:	
Employee compensation and benefits	3,708,836
Clearance fees	374,786
Occupancy	623,680
Interest	2,209
Total Expenses	4,709,511
Net Loss from Operations	69,479
Net Loss Before Taxes	69,479
Income tax benefit - Note H	14,435
Net Loss	$83,914

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2001

		2001
Cash Flows Provided by/(Used for) Operating Activities		
Net Income	$	83,914
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,134
Deferred Taxes		(25,436)
Decrease in commissions receivable		10,527
Increase in other receivables		(41,848)
Increase in accounts payable		1,975
Decrease in income taxes payable		(9,907)
Decrease in commissions payable		(40,407)
Increase in pension/cafeteria payable		6,298
Net Cash Provided by/(Used for) Operating Activities		(13,750)
Cash Flows Provided by/(Used for) Investing Activities		
Margin borrowing paid		(124,276)
Sale of investments		562,445
Net Cash Provided by/(Used for) Investing Activities		438,169
Cash Flows Provided by/(Used for) Financing Activities		
Increase in related party loan receivable		(425,000)
Net Cash Provided by/(Used for) Financing Activities		(425,000)
Net Increase/(Decrease) in Cash		(581)
Beginning Cash Balance		33,200
Ending Cash Balance	$	32,619
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for interest	$	2,209
Cash paid during the year for income taxes	$	28,247

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2001

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investments. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD]. The Company is headquartered in Salt Lake City, Utah, with a branch office in Provo, Utah. Additionally, the Company maintains licencing and registration in the majority of the states in the United States.

Marketable Securities

Marketable securities consist of trading and investment securities recorded at market value. Realized and unrealized gains or losses are calculated based on historical cost.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2001

NOTE C MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at market value as follows:

Corporate/municipal bond funds	$	227,160
Corporate stocks		304,731
Total Marketable Securities	$	531,891

The unrealized holding gain on trading securities has decreased $85,461 during the year 2001. This amount has been included in current earning.

NOTE D PENSION PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. Contributions for the profit sharing and 401K plan for 2001 totaled $115,515.

NOTE E LEASES AND RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement in 1999 for their current office space. The lease is for a five-year term ending August, 2004, with minimum lease payments as follows:

Year Ending December 31		
2002	$	110,205
2003		110,205
2004		64,286
Total	$	284,696

Office rent expense for 2001 was $107,907.

The Company has lease agreements with two investment companies, which are owned by employees of the Company, for use of property and equipment. These leases are renewable, annually, with rent adjustments made based on market. Lease payments made during 2001 totaled $104,780. Minimum lease payments for 2002 will be approximately $110,485.

NOTE F CONTINGENCIES

The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

NOTE G SIGNIFICANT CONCENTRATION OF CREDIT RISK

First Western Advisors has no single customer that represents a significant portion of total sales. The Company is headquartered in Salt Lake City, Utah, with a branch office in Provo, Utah. Additionally, the Company maintains licencing and registration in the majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE H INCOME TAXES

The 2001 net deferred tax accounts include the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$	229
Deferred tax asset		0
	$	229

The deferred tax liability results from the difference in the tax basis of marketable securities from the fair market value of those securities as of December 31, 2001.

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2001

NOTE H INCOME TAXES[continued]

Estimated income tax expense:	Rate		Amount
U.S statutory rate 2001	17%	$	11,501
State income tax 2001	5%		3,474
2000 accrual in excess of actual			(3,974)
Change in deferred liability			(25,436)
Income tax benefit		$	(14,435)

NOTE I COMMON STOCK/TREASURY STOCK/NOTE PAYABLE

On October 31, 1997, the Company entered into an agreement with a shareholder of the Company to redeem all of said shareholder's shares (2,500) in the Company for a redemption price of $80,000. On the date of the agreement, the Company paid a down payment of $4,000, with the remaining balance, in the form of a promissory note, to be paid in thirty-one monthly installments commencing June 1, 1998. The final payment was made in December 2000. The treasury were cancelled in 2001.

The Company has recapitalized by creating two classes of common stock, Class A, voting shares and Class B, non-voting shares. The Company is authorized to issues 500 shares of Class A and up to 9,500 of the Class B shares. As part of the recapitalization, 500 of the previously issued common stock was converted to Class A shares, and the remaining outstanding shares were converted to 9,500 shares of Class B common stock.

NOTE J PROPERTY

The major classes of assets as of the balance sheet date are as follows:

Asset Class		Cost		Accumulated Depreciation/ Amortization		Net Book	Method/Life
Equipment	$	1,000	$	200	$	800	SL/5 years
Leasehold Improvements		36,407		1,906		34,501	SL/39 years
Total	$	37,407	$	2,106	$	35,301	

Depreciation expense was $1,134 in 2001.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2001

NOTE K RELATED PARTY RECEIVABLE

The Company has advanced $430,000 to a related party, the investment company described in Note E, which is owned and controlled by the Company's sole shareholder. The advance is evidenced by a ten year note which provides interest at 4.54% per annum. Interest payments are required monthly. Any unpaid interest and principal matures in May of 2011.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of performing an audit on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair representation of the financial condition, changes in stockholder's equity, and income in conformity with generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

FIRST WESTERN ADVISORS
Computation of Net Capital
December 31, 2001

Total Stockholder's equity from balance sheet	$	1,012,414
Stockholder's equity not allowable for net capital		0
Add: Subordinated liabilities		0
Total net capital and allowable subordinated liabilities		1,012,414
Less: Non-allowable assets		(509,191)
Net capital before haircuts on securities		503,223
Less: Haircuts on securities		(40,103)
Net Capital		463,120

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2001

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	1,121,256
Change in assets		(6,205)
Total assets per FOCUS report for the year Ended December 31, 2001		1,115,051
Total liabilities and stockholder's equity per audited statements		1,121,256
Change in liabilities		25,662
Difference in net income for year		(31,867)
Total liabilities and stockholder's equity per FOCUS report for the year Ended December 31, 2001		1,115,051

Reconciliation of Net Capital

Computation of net capital per audited statements	463,120
Audit disclosed differences in assets and liabilities	(33,000)
Net capital per FOCUS report for the year Ended December 31, 2001	430,120

See auditors' report on supplementary information

Mantyla MCREYNOLDS LLC

CPA[SM]

The CPA. Never Underestimate The Value.[SM]

Auditors' Report on Material Inadequacies
For the Year Ended December 31, 2001

Board of Directors and Stockholders
First Western Advisors
Salt Lake City, Utah

We have audited the financial statements of First Western Advisors as of and for the year ended December 31, 2001, and have issued our report thereon dated February 22, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of First Western Advisors is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Western Advisors taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness or inadequacy.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.



Mantyla McReynolds

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481